# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zhihu Inc., CIK 0001835724
CUSIP: 98955N207
Title of class of securities: Class A ordinary shares, par value US$0.000125 per share
Address of issuer's principal executive offices: 18 Xueqing Road, Haidian District, Beijing, China (F4), 100083
Date of event which requires filing of this statement: 12/19/2025
Amends the filing with accession number 0001104659-25-025896
Filed by CIK 0002061808
Persons authorized to receive notices and communications: Tsang Suk Han, 23/F, Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong, Hong Kong (K3), 00000, 85227602518

## Reporting persons
- Plus Channel Limited (CIK 0002061808): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: subject company funds (SC); sole voting power 25,430,552; shared voting power 0; sole dispositive power 25,430,552; shared dispositive power 0; aggregate amount beneficially owned 25,430,552 (10% of the class)
  Comment: Shareholding includes (i) 24,563,052 Class A ordinary shares in the form of 8,187,684 ADSs and (ii) 867,500 Class A ordinary shares held by Plus Channel Limited. The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 254,416,106 issued and outstanding Class A ordinary shares of the issuer as of November 30, 2025.
- Kastle Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); source of funds: subject company funds (SC); sole voting power 25,430,552; shared voting power 0; sole dispositive power 25,430,552; shared dispositive power 0; aggregate amount beneficially owned 25,430,552 (10% of the class)
  Comment: Shareholding includes (i) 24,563,052 Class A ordinary shares in the form of 8,187,684 ADSs and (ii) 867,500 Class A ordinary shares held by Plus Channel Limited. The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 254,416,106 issued and outstanding Class A ordinary shares of the issuer as of November 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.000125 per share
Name of issuer: Zhihu Inc.
Address of issuer's principal executive offices: 18 Xueqing Road, Haidian District, Beijing, China (F4), 100083
Comment: This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on March 20, 2025 (the "Original Schedule 13D"), as amended by Amendment No.1 to Schedule 13D filed on April 7, 2025, Amendment No. 2 to Schedule 13D filed on June 3, 2025, Amendment No. 3 to Schedule 13D filed on September 19, 2025 and Amendment No. 4 to Schedule 13D filed on November 21 (together, the "Statement") filed by Plus Channel Limited and Kastle Limited (each a "Reporting Person" and collectively the "Reporting Persons") with respect to Class A ordinary shares of Zhihu Inc. (the "Issuer"). Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Statement.

## Item 2. Identity and Background
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following:

Since the filing of the Amendment No. 4, the Reporting Persons continued to conduct share repurchases on the New York Stock Exchange and the Stock Exchange of Hong Kong Limited. The funds were provided by the Issuer from its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Reporting Persons hold the Class A ordinary shares they beneficially owned on trust under the Issuer's share incentive plan adopted in 2022.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 2 are hereby incorporated by reference in this Item 5.

The Reporting Persons in aggregate own 25,430,552 Class A ordinary shares of the Issuer, including (i) 24,563,052 Class A ordinary shares in the form of 8,187,684 ADSs and (ii) 867,500 Class A ordinary shares held by Plus Channel Limited. Plus Channel Limited is wholly-owned by Kastle Limited. The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 254,416,106 issued and outstanding Class A ordinary shares of the issuer as of November 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: 25,430,552; see the response to Item 5(a).
Transactions in the class effected during the past sixty days: Plus Channel Limited had been repurchasing the issuer's shares during the past 60 days, with a repurchase of 191,910 Class A ordinary shares in the form of 63,970 ADSs on December 19, 2025 that made the shareholding of the Reporting Persons to increase to nearly 10.0%, constituting a material change.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the issuer.

## Signatures
- Plus Channel Limited: /s/ TSANG SUK HAN, TSANG SUK HAN, Director of Kastle Limited which is the director of Plus Channel Limited (12/24/2025)
- Kastle Limited: /s/ TSANG SUK HAN, TSANG SUK HAN, Director (12/24/2025)